SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549
                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934


                  Dime Community Bancshares, Inc.
-------------------------------------------------------------------------

                                 (Name of Issuer)

              Common Stock, par value $.01 per share
-------------------------------------------------------------------------

                          (Title of Class of Securities)

                            253922-10-8
-------------------------------------------------------------------------

                                  (CUSIP Number)

                                   N/A
    -----------------------------------------------------------------
          Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

      Rule 13d-1(b)
  x   Rule 13d-1(c)
      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   253922-10-8               13G             Page   2   of   6  Pages

1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

          The Compensation Committee of Dime Community Bancshares, Inc.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)
                                 (b)

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware Corporation's Compensation Committee organized in New York

                              5   SOLE VOTING POWER
                                         -0-


                              6   SHARED VOTING POWER
                NUMBER OF                -0-
                 SHARES
                BENEFICIALLY
                 OWNED BY     7    SOLE DISPOSITIVE POWER
                  EACH                   -0-
                REPORTING
                  PERSON
                   WITH       8    SHARED DISPOSITIVE POWER
                                      1,698,986

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,698,986

10    CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.64% of 12,454,088 shares of Common Stock outstanding as of December 31, 1999.

12    TYPE OF REPORTING PERSON*                                      00

              *SEE    INSTRUCTION   BEFORE FILLING OUT!

                                                     Page   3   of   6  Pages

                                ITEM 1(a)

NAME OF ISSUER: Dime Community  Bancshares,  Inc. ("Company")


                                ITEM 1(b)

ADDRESS  OF  ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 209 Havemeyer Street
                                                  Brooklyn,   NY 11211


                                ITEM 2(a)

NAME OF PERSON FILING: The Compensation Committee of Dime Community
                          Bancshares, Inc.


                                ITEM 2(b)

ADDRESS   OF   PRINCIPAL   BUSINESS  OFFICE:  209 Havemeyer Street
                                              Brooklyn, NY  11211



                                ITEM 2(c)

CITIZENSHIP: U.S.A.


                                ITEM 2(d)

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per share
                                   ("Common Stock")


                                ITEM 2(e)

CUSIP NUMBER: 253922-10-8


                                ITEM 3

This  Statement  is  filed  pursuant  to  Section 240.13d-1(c)

                                                     Page   4   of   6  Pages

                                ITEM 4
OWNERSHIP:

          The following information with respect to the Committee's ownership of Common Stock is provided as of December 31, 1999. None of the shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.


  (a) AMOUNT BENEFICIALLY OWNED. . . . . . .      1,698,986

  (b) PERCENT  OF CLASS . . . . . . . . . ..          13.64%

  (c) NUMBER OF SHARES AS TO WHICH
        SUCH PERSON HAS:
            (i)   SOLE POWER TO VOTE OR TO
                    DIRECT THE VOTE . . . . ..           -0-
            (ii)  SHARED POWER TO VOTE OR TO
                    DIRECT THE VOTE. . . . . .           -0-
            (iii) SOLE POWER TO DISPOSE OR TO
                    DIRECT DISPOSITION OF . . .          -0-
            (iv)  SHARED POWER TO DISPOSE OR TO
                    DIRECT DISPOSITION OF         1,698,986


The Compensation Committee  (the  "Committee") of
Dime  Community  Bancshares, Inc. serves  certain
administrative functions  for  the Employee Stock
Ownership Plan of Dime Community Bancshares, Inc.
and Certain Affiliates (the "ESOP"),  an employee
stock   ownership   plan   under   the   Employee
Retirement   Income  Security  Act  of  1974,  as
amended ("ERISA")  with  individual  accounts for
the  accrued benefits of participating  employees
and  their  beneficiaries.   The  Committee  also
serves  certain  administrative functions for the
Recognition  and  Retention   Plan   For  Outside
Directors,   Officers   and   Employees  of  Dime
Community Bancshares, Inc. (the  "RRP")  and  The
Dime  Savings  Bank  of Williamsburgh 401(k) Plan
("401(k) Plan").  As of  December  31,  1999, the
ESOP  owns  1,133,955  shares  of  the  Company's
common stock, of which 332,322 of such shares had
been allocated to individual accounts established
for    participating    employees    and    their
beneficiaries,  and  801,633  of such shares were
held,  unallocated,  for  allocation   in  future
years.   As  of  December 31, 1999, the RRP  owns
357,138 shares of  the Company's common stock, of
which  310,368  shares  have  been  allocated  to
individuals and 46,770  shares  are  unallocated.
All shares of common stock owned by the  ESOP and
RRP are held by HSBC Bank, USA, as Trustee, as of
December  31, 1999.  The Committee has the  power
and authority  to  direct the Trustee of the ESOP
with  respect to the  investment  of  the  ESOP's
assets  (including the acquisition or disposition
of both allocated  and  unallocated shares of the
Company) in the absence of  a  tender  offer, but
has  no voting power with respect to any  shares.
The Committee  has  the  power  and  authority to
direct the Trustee of the RRP with respect to the
investment  of  all  assets  of the RRP and  with
respect to the exercise of voting rights, but has
assigned voting and tender rights  over allocated
shares  to participating officers and  directors.
The Committee  has  the  power  and  authority to
direct the Trustee of the RRP with respect to the
voting  and  tender  rights  over the unallocated
shares  to  reflect  the  responses   given  with
respect to the allocated shares.  With respect to
the  ESOP,  ERISA, in limited circumstances,  may
confer upon the  Trustee  the  power  and duty to
control the voting and tendering of Common  Stock
allocated   to   the  accounts  of  participating
employees and beneficiaries  who fail to exercise
their  voting  and/or  tender  rights.    As   of
December  31, 1999, the Company Stock Fund of the
401(k) Plan  ("401(k)  Plan  Company Stock Fund")
owns  207,893  shares  of  the  Company's  common
stock, all of which are held by HSBC  Bank,  USA,
as   Trustee,   as  of  December  31,  1999.  The
Committee has the power and authority to direct the Trustee of the 401(k) Plan Company Stock Fund with respect to the investment of the Company Stock Fund

                                                     Page   5   of   6  Pages

assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares.



                              ITEM 5
Not applicable

                              ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT  ON BEHALF OF
ANOTHER PERSON:

          Under  the  ESOP,  dividends on  Common
Stock allocated to the accounts  of participating
employees and their beneficiaries,  to the extent
paid  in  the form of additional securities,  are
added to their  respective  individual  accounts.
Dividends   on  Common  Stock  allocated  to  the
accounts  of participating  employees  and  their
beneficiaries,  to  the extent paid in cash, are.
at  the  direction  of the  Company,  either  (i)
credited to the respective  individual  accounts,
(ii)  distributed  to the participating employees
and their beneficiaries,  or  (iii)  used  to pay
principal    and    interest    on    outstanding
indebtedness  incurred by ESOP to acquire  Common
Stock.  Under the  RRP  and  401(k)  Plan Company
Stock  Fund, dividends on Common Stock  allocated
to the accounts  of  participating  employees and
their  beneficiaries, to the extent paid  in  the
form of additional securities, are added to their
respective  individual  accounts.   Dividends  on
Common   Stock   allocated  to  the  accounts  of
participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, distributed to the participating employees and their beneficiaries.


                              ITEM 7

Not applicable


                              ITEM 8

Not applicable


                              ITEM 9

Not applicable

                                                     Page   6   of   6  Pages

                              ITEM 10


CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the inforation set forth in this statement is true, complete and correct.

                FEBRUARY 7, 2000
                ----------------
                 (Date)

THE  COMPENSATION  COMMITTEE  OF  DIME  COMMUNITY BANCSHARES, INC.

By:       /s/ FRED P. FEHRENBACH
          _________________________________
          Fred P. Fehrenbach - Chairman


          /s/ ANTHONY BERGAMO
By:       _________________________________
          Anthony Bergamo


          /s/ STEVEN D. COHN
By:       _________________________________
          Steven D. Cohn


          /s/ MALCOLM T. KITSON
By:       _________________________________
          Malcolm T. Kitson